UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 4)

                    Under the Securities Exchange Act of 1934


                            1st Constitution Bancorp
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   31986N-10-2
                                 (CUSIP Number)


                       George E. Irwin, President and CEO
                            Greater Community Bancorp
                      55 Union Boulevard, Totowa, NJ 07512
                            (973) 942-1111, Ext. 1018
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  July 22, 2003
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 4 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               Page 2 of 4 Pages

CUSIP No. 31986N-10-2      SCHEDULE 13D, Amendment No. 4



1        NAME OF REPORTING PERSON: Greater Community Bancorp

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):
         22-2545165
______________________________________________________________
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [_]
         (see instructions)                                   (b) [_]
_______________________________________________________________________
3        SEC USE ONLY

_______________________________________________________________________
4        SOURCE OF FUNDS (see instructions)

_______________________________________________________________________
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                  [_]
_______________________________________________________________________
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           New Jersey
_______________________________________________________________________
         NUMBER OF                  7        SOLE VOTING POWER
          SHARES                                     38,695
        BENEFICIALLY                                 ___________________________
         OWNED BY                            8       SHARED VOTING POWER
           EACH                                      0
         REPORTING                                   ___________________________
          PERSON                             9       SOLE DISPOSITIVE POWER
           WITH                                      38,695
                                                     ___________________________
                                            10       SHARED DISPOSITIVE POWER
                                                     0
________________________________________________________________________________
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           38,695
________________________________________________________________________________
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (see instructions)               [_]

________________________________________________________________________________
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           2.6%
________________________________________________________________________________
14       TYPE OF REPORTING PERSON (see instructions)
                           CO

                                                               Page 3 of 4 Pages

                           Statement for Schedule 13D

     This Amendment No. 4 to Schedule 13D relates to common stock ("Common Stock") of 1st Constitution Bancorp ("1st Constitution"). This Amendment No. 4 amends Amendment No. 3 to Schedule 13D filed with the Securities and Exchange Commission on May 16, 2003 by Greater Community Bancorp ("Greater Community"), Marino A. Bramante, Anthony M. Bruno, Jr., C. Mark Campbell, George E. Irwin, John L. Soldoveri, and Charles J. Volpe ("Amendment No. 3"). Amendment No. 3 was the final Schedule 13D filed by all of such filers other than Greater Community.

     As a result of recent sales of Common Stock of 1st Constitution, Greater Community's interest in 1st Constitution's Common Stock has been reduced below 5% of the outstanding shares of 1st Constitution. Accordingly, this is the final
Schedule 13D to be filed by Greater Community.

        Amendment No. 3 is amended as follows:

Item 5. Interest in Securities of the Issuer

     (a) As a result of the sale transactions described in paragraph 5(c) below, Greater Community's interest in the stock of 1st Constitution has been reduced below 5% of 1st Constitution's outstanding Common Stock. More specifically, after such sales, Greater Community owns 38,695 shares of Common Stock of 1st Constitution. Based upon the number of outstanding shares reported as of May 6, 2003 in 1st Constitution's Form 10-QSB filed with the Commission, the reduced number of shares now owned by Greater Community constitutes 2.6% of the outstanding Common Stock.

     (b) Greater Community has the sole power to vote or direct the vote of all of the 38,695 shares, and the sole power to dispose or direct the disposition of all such shares.

     (c) During the last sixty (60) days, Greater Community effected the following transactions in Common Stock of 1st Constitution. All of such transactions were sales effected on the Nasdaq National Market through a broker.

Date:             No. of Shares Sold   Sales Price Per Share ($)   Balance Held

June 11, 2003                 2,100             27.1861              110,495
June 24, 2003                   300             26.8734              110,195
July 03, 2003                   200             26.8667              109,995
July 11, 2003                   500             26.4347              109,495
July 16, 2003                   500             26.8787              108,995
July 21, 2003                   300             27.0406              108,695
July 22, 2003                70,000             26.5000               38,695

CUSIP No. 31986N-10-2                  SCHEDULE 13D            Page 4 of 4 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true and complete.

Dated: July 23, 2003
                                                       Greater Community Bancorp

                                                       By:  /s/ George E. Irwin
                                                            --------------------
                                                            George E. Irwin
                                                            President and CEO